SCMP GROUP

NEWSPAPER RETAIL

82-3321

04 APR 13 AM 7:21

Direct Line 852 2680 8805

Direct Fax 852 2680 8860

BY REGISTERED POST

Date: 31 March 2004

Exemption No. 33-51010

04024239

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

SUPPL

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Final Results for the Year Ended 31 December 2003 and Notice of Annual General Meeting of the Company.

The Annual Report 2003 will be available before end of April 2004 and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

dlw 4/14

Enclosures

VL/jc

CoSec\Annual2003\Announcement-Distribution.doc

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

04 APR 13 AM 7:21

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

FINAL RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its group of companies (the "Group") for the year ended 31 December 2003 as follows:

CONSOLIDATED PROFIT & LOSS ACCOUNT
Year ended 31 December 2003

	Notes	2003 HK$'000	2002 (Restated) HK$'000
TURNOVER	2	1,279,996	1,364,925
Other revenue	3	4,091	8,739
Staff costs		(368,799)	(417,177)
Cost of production materials/sales		(410,416)	(427,582)
Rental and utilities		(83,456)	(97,973)
Depreciation and amortisation		(83,261)	(78,996)
Advertising and promotion		(15,259)	(31,465)
Other operating expenses		(153,117)	(133,979)
		(1,110,217)	(1,178,433)
Deficit on revaluation of investment properties		(112,046)	(75,061)
Loss on disposal of investments in associates		(2,612)	–
Loss on disposal of long-term investment shares		(2,267)	–
Provision for asset impairment		(780)	–
Gain on disposal of subsidiaries		600	25,136
		(117,105)	(49,925)
PROFIT FROM OPERATING ACTIVITIES		52,674	136,567
Finance costs		(5,194)	(1,097)
OPERATING PROFIT		47,480	135,470
Share of profits less losses of associates		3,981	4,952
Share of loss of a jointly controlled entity		(4,048)	(5,624)
PROFIT BEFORE TAXATION		47,413	134,798
Taxation	4, 1(b)(iv)	(41,674)	(22,654)
PROFIT AFTER TAXATION		5,739	112,144
Minority interests	1(b)(iv)	(3,977)	(3,378)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	1(b)(iv)	1,762	108,766
DIVIDEND DISTRIBUTIONS	7	93,657	124,876
EARNINGS PER SHARE	5		
Basic		0.11 cents	6.38 cents
Diluted		N/A	N/A

CONSOLIDATED BALANCE SHEET
As at 31 December 2003

	Notes	2003 HK$'000	2002 (Restated) HK$'000
NON-CURRENT ASSETS			
Intangible assets		33,172	14,130
Fixed assets		1,347,348	1,507,475
Defined benefit plan's assets		27,070	37,858
Interests in associates		37,425	41,875
Interest in a jointly controlled entity		7,527	9,375
Long-term investment shares		128,320	128,523
		1,580,862	1,739,236
CURRENT ASSETS			
Inventories		40,618	43,172
Accounts receivable		162,182	155,326
Prepayments, deposits and other receivables		42,994	49,146
Bank balances and deposits		159,804	138,992
		405,598	386,636
CURRENT LIABILITIES			
Accounts payable and accrued liabilities		148,292	169,533
Taxation payable		5,817	1,360
Subscriptions in advance		22,931	16,285
Bank overdraft, secured		2,814	–
		179,854	187,178
NET CURRENT ASSETS		225,744	199,458
TOTAL ASSETS LESS CURRENT LIABILITIES		1,806,606	1,938,694
NON-CURRENT LIABILITIES			
Minority interests	1(b)(iii)	9,677	8,692
Interest-bearing bank loans, unsecured		230,000	310,000
Deferred taxation	1(b)(iii)	96,905	91,248
		336,582	409,940
		1,470,024	1,528,754
CAPITAL AND RESERVES			
Share capital		156,095	156,095
Reserves	6	1,251,491	1,310,221
Proposed final dividend distribution	6	62,438	62,438
		1,313,929	1,372,659
		1,470,024	1,528,754

(2)

NOTES TO THE ACCOUNTS

1. **Restatement of the Group's Consolidation Balance Sheet and Profit and Loss Account for the Year Ended 31 December 2002**

Owing to the adoption of a revised Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") in the current reporting period, certain figures have been restated. The changes are set out below:

(a) Deferred taxation

Up to the year ended 31 December 2002, deferred taxation was provided, using liability method, on all significant timing differences to the extent it is probable that liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond doubt.

Commencing from 1 January 2003, the Group has adopted SSAP 12 (revised) "Income Taxes" whereby deferred taxation is provided for in full, using liability method, on temporary difference arising between tax bases of assets and liabilities (i.e. amounts attributed to those assets and liabilities for taxation purposes) and their carrying value in the accounts.

The adoption of SSAP 12 (revised) represents a change in accounting policy which has retrospective effect and the changes are set out below:

Changes to the consolidated balance sheet as at 31 December 2002 are:

(i) Retained profits were decreased by HK$8,313,000
(ii) Asset revaluation reserve was decreased by HK$178,000
(iii) Net assets were decreased by HK$8,491,000

Changes to the consolidated profit and loss account for the year ended 31 December 2002 are:

(iv) Taxation was decreased by HK$6,230,000
(v) Minority interest was increased by HK$11,000

(b) Summary of restatements to the Group's consolidated balance sheet and profit and loss account for the year ended 31 December 2002:

(i) Retained profits as at 31 December 2002

	Note	*HK$'000*
As previously reported		117,959
SSAP12 (revised) adjustment	*1(a)(i)*	(8,313
As restated		109,646

(ii) Asset revaluation reserve as at 31 December 2002

	Note	*HK$'000*
As previously reported		1,503
SSAP12 (revised) adjustment	*1(a)(ii)*	(178
As restated		1,325

(iii) Net assets as at 31 December 2002

	Note	**Deferred taxation** *HK$'000*	**Minority interests** *HK$'000*	**Total** *HK$'000*
As previously reported		(82,770)	(8,679)	(91,449
SSAP12 (revised) adjustment	*1(a)(iii)*	(8,478)	(13)	(8,491
As restated		(91,248)	(8,692)	(99,940

(iv) Profit attributable to shareholders for the year ended 31 December 2002

	Note	**Taxation** *HK$'000*	**Minority interests** *HK$'000*	**Profit attributable to shareholders** *HK$'000*
As previously reported		(28.884)	(3.367)	102.547
SSAP12 (revised) adjustment	*1(a)(iv)&(v)*	6.230	(11)	6.219
As restated		(22,654)	(3.378)	108.766

2. **Turnover, Revenue and Segment information**

The Company acted as an investment holding company during the year. The principal activities of the Group during the year ended 31 December 2003 comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and on-line publications, retailing, video and film post-production, and properties investment.

An analysis of the Group's turnover and contribution to operating profit for the year is as follows:

	Turnover		Contribution to operating profit	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Newspapers, magazines and other publications	**773,830**	831,775	**79,116**	109,750
Retailing	**398,620**	418,641	**(668)**	(1,609)
Investment properties	**81,401**	79,747	**(32,965)**	17,197
Video and film post-production	**20,208**	19,493	**(2,301)**	(3,761)
Entertainment and education services	**5,937**	15,269	**4,298**	13,893
Total	**1,279,996**	1,364,925	**47,480**	135,470

3. **Other revenue**

	2003	2002
	HK$'000	*HK$'000*
Dividend income from listed investments	**1,427**	2,462
Interest income	**1,543**	4,958
Others	**1,121**	1,319
Total	**4,091**	8,739

4. **Taxation**

	2003	2002 *(Restated)*
	HK$'000	*HK$'000*
Company and subsidiaries:		
Hong Kong profits tax	**34,427**	26,235
Overseas taxation	**231**	–
Deferred taxation relating to the origination and reversal of temporary differences	**(2,881)**	(4,566)
Deferred taxation resulting from an increase in tax rate	**8,538**	–
	40,315	21,669
Share of taxation attributable to:		
Associates	**1,337**	985
Jointly controlled entity	**22**	–
Taxation charges	**41,674**	22,654

Hong Kong profits tax has been calculated at 17.5% (2002: 16%) on the estimated assessable profits for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

5. **Earnings per share**

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$1,762,000 (2002 Restated: HK$108,766,000) and the weighted average of 1,560,945,596 (2002: 1,704,448,053) shares in issue during the year.

The diluted earnings per share for the year is not shown as there was no dilution effect.

6. **Reserves and proposed final dividend distribution**

Group	**Share premium** ***HK$'000***	**Contributed surplus** ***HK$'000***	**Investment revaluation reserve** ***HK$'000***	**Asset revaluation reserve** ***HK$'000*** *(note (1)(b)(ii))*	**Translation reserve** ***HK$'000***	**Retained profits** ***HK$'000*** *(note (1)(b)(i))*	**Total** ***HK$'000***
At 1 January 2003							
As previously stated	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
Effect of adopting SSAP 12 (revised)	–	–	–	(178)	–	(8,313)	(8,491
As restated	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
Change in fair values of long-term investment shares	–	–	29,796	–	–	–	29,796
Revaluation reserve released on disposal	–	–	(1,212)	–	–	–	(1,212
Translation reserve released on disposal	–	–	–	–	2,165	–	2,165
Exchange differences on consolidation	–	–	–	–	2,416	–	2,416
Profit for the year	–	–	–	–	–	1,762	1,762
2002 final dividend distribution	–	(62,438)	–	–	–	–	(62,438
2003 interim dividend distribution	–	(31,219)	–	–	–	–	(31,219
At 31 December 2003 *(Note (a))*	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929

Note:

(a) The proposed final dividend distribution of HK$62,438,000 for the year ended 31 December 2003 is to be paid out of the Company's contributed surplus.

7. **Dividend distributions**

	2003	2002
	HK$'000	*HK$'000*
Interim dividend distribution of HK2 cents per share (2002: HK4 cents)	**31,219**	62,438
Proposed final dividend distribution of HK4 cents per share (2002: HK4 cents)	**62,438**	62,438
	93,657	124,876

MANAGEMENT'S DISCUSSION AND ANALYSIS

Principal Activities

SCMP Group acted as an investment holding company in 2003. Its principal activities comprisec newspapers, magazines and books publishing, retailing and other businesses and investments.

Financial Highlights

- **Total turnover: $1,280 million**
- **Net profit attributable to shareholders: $1.8 million**
- **Net profit before revaluation deficit: $113.8 million**
- **Earnings per share: HK0.11 cents**
- **Earnings per share before revaluation deficit: HK7.29 cents**
- **EBITDA: $259.8 million**
- **EBITDA margin: 20.3%**

Operating Results of the Group

The Group's consolidated operating results for the year ended 31 December 2003 and 2002 were as follows:

(HK$ million, except per share amounts)	2003	2002 *(Restated)*
Turnover	**1,280.0**	1,364.9
Staff costs	**(368.8)**	(417.2
Cost of production materials/sales	**(410.4)**	(427.6
Rental and utilities	**(83.5)**	(98.0
Advertising and promotion	**(15.3)**	(31.4
Other operating expenses	**(142.2)**	(134.0
Operating cost before depreciation and amortisation	**(1,020.2)**	(1,108.2
EBITDA	**259.8**	256.7
Depreciation and amortisation	**(83.2)**	(79.0
Deficit on revaluation of investment properties	**(112.0)**	(75.0
Finance cost	**(5.2)**	(1.1
Loss on disposal of long-term investment shares	**(2.3)**	–
(Loss)/gain on disposal of subsidiaries and associates	**(2.0)**	25.1
Provision for asset impairment	**(0.8)**	–
Office relocation expenses	**(10.9)**	–
Other revenue	**4.1**	8.8
Operating profit	**47.5**	135.5
Net profit attributable to shareholders	**1.8**	108.8
Earnings per share (HK cents)		
Basic	**0.11**	6.38
Diluted	**N/A**	N/A

The Group faced an extremely challenging business environment in 2003. Continued economic weakness was made worse by the outbreak of Sars. Nevertheless, core results for 2003 were better than expected on the back of a strong recovery in display advertising and business notices revenue in the fourth quarter, lower production costs and substantial reductions in operating expenses.

The Group's turnover decreased by 6% from $1,364.9 million in 2002 to $1,280 million in 2003. Profit attributable to shareholders amounted to $1.8 million. Earnings per share were HK0.11 cents based on the weighted average shares in issue during the year of 1,560,945,596 (2002: 1,704,448,053).

The reported earnings in 2003 included the following:

- Deficit in revaluation of investment properties of $112 million;
- Office relocation expenses of $10.9 million;
- Charges due to changes in accounting standard on deferred tax and corporate tax rate of $8.5 million;
- Loss on disposal of long-term investment shares of $2.3 million;
- Loss on disposal of subsidiaries and associates of $2 million; and
- Provision for asset impairment of $0.8 million.

Excluding the revaluation deficit, net profit attributable to shareholders amounted to $113.8 million or earnings per share of HK7.29 cents.

In response to the business downturn, we implemented several cost saving measures. Operating costs decreased by 7% or $83.8 million. Staff costs decreased by 12% or $48.4 million as a result of a one-off voluntary salary reduction program from June to December 2003, a reduction in year-end bonus, and lower headcount from 1,293 in 2002 to 1,247 in 2003. Production costs were lower by 4% or $17.2 million. The average cost of newsprint fell 15% to US$420 per metric ton in 2003 from US$494 per metric ton in 2002. Newsprint usage decreased by 6% with a decline in advertising volume. Rental and utilities decreased by 15% or $14.5 million with the sale of *Health Plus* in June 2003 and the education businesses in 2002 and savings from the office relocation in June. Further savings will come from the renewal in November 2003 of an existing lease on office premises at lower rental. Advertising and promotion expenses were cut back by 51% or $16.1 million in light of the uncertain and difficult business environment.

Contribution by Business Segment

The Group's publishing business contributed 60% of turnover, 66% of EBITDA and 50% of operating profit before revaluation deficit. Retailing contributed 31% of turnover and an insignificant portion of EBITDA. Investment properties accounted for 6% of turnover, 30% of EBITDA and 49% of operating profit before revaluation deficit. The main lease on the TV City property, which accounted for $65.8 million of revenue from investment properties, expired on 31 December 2003.

Financial Review by Business

Publishing

Publishing revenues fell 7% to $773.9 million, mostly from a decline in newspaper publishing revenue. Due to lower production costs and cost saving measures, EBITDA fell only slightly from $176.1 million in 2002 to $172.4 million in 2003. Operating profit declined 28% to $79.1 million due to exceptional items. Before exceptional items, operating profit would have been $92.6 million, a decline of 16%. The strong rebound in display advertising and business notices revenue in the fourth quarter of 2003 accounted for better than expected performance.

Newspaper circulation revenue declined by 4% for both the weekday and Sunday editions. The price of *Sunday Morning Post* increased from $7.00 to $8.00 in April 2003.

Newspaper display advertising revenue fell 9% on a 4% decline in volume and 5% decline in yield. Classified advertising revenue fell 12%. Volume declined by 7% and yield was down 12% partly due to a higher revenue contribution from *Jiu Jik* in 2003 compared to 2002. Business notices volume increased slightly due to several large capital markets transactions in late 2003 and yield was flat.

Magazine publishing revenue was stable. The strong performance of most of the titles in the first four months and last quarter of 2003 offset the impact of Sars for the rest of the year. Operating profit improved slightly due to cost saving measures.

Retailing

Retailing revenue fell 5% to $398.6 million and operating loss was reduced to $0.7 million. As at the end of 2003, *Daily Stop* had 88 outlets compared with 83 in December 2002.

On 1 June 2003, *Health Plus* and Highlight Trading were sold at a gain of $0.6 million. The gain on disposal was offset against operating loss.

Investment properties

Rental income from the Group's investment properties increased due to new leases and additional income from advertising billboards. A revaluation deficit of $112 million was recognised on investment properties of which $90 million relates to the TV City property. We will continue to explore various options to maximize the value of the TV City property, including an application to change the land use to principally a residential development, which has received in-principle approval from the Town Planning Board. Given that the application process is expected to take some time, we will continue to consider the property's potential for rental income as investment property.

Video and film post-production

This division was profitable on an EBITDA basis. Operating loss was $2.3 million on revenue of $20.2 million. The company is in the process of expanding into China to tap the expanding market for high quality corporate videos.

Entertainment and education services

Capital Artists, whose operation was suspended in October 2001, generated royalties and income from record sales in the second half of 2003 due to a strong demand for old music recordings of Leslie Cheung. The education businesses were sold in March 2002.

Capital Expenditures

We continued to invest in new technology to improve operating efficiency and increase our competitiveness. Capital expenditures for the year ended 31 December 2003 amounted to $58.6 million, of which (i) $25 million was spent on new editorial, advertising, circulation and retailing systems; (ii) $18 million was spent on production equipment; and (iii) $8 million was spent on renovation works. The remaining capital expenditures represented investment in new *Daily Stop* outlets and computer hardware and software. Actual expenditure was 32% lower than budgeted mainly because of delays in systems rollout due to Sars and postponement of non-critical items.

In 2004, the Group's capital expenditure budget is estimated at $58.6 million, of which $38.9 million is allocated for (i) replacement of the advertising, circulation and retailing systems, (ii) new *Daily Stop* outlets, (iii) video-film production equipment, (iv) computers and technology related equipment and software. The balance of $19.7 million is allocated for replacement items.

Liquidity and Capital Resources

Net cash provided by operating activities was $214.6 million for the year ended 31 December 2003, compared with net inflow of $255.9 million for the year ended 31 December 2002. Cash was used primarily for payment of dividends, taxation and capital expenditures.

Net cash outflow from financing activities was $176.7 million for the year ended 31 December 2003, compared with net outflow of $384.8 million for the year ended 31 December 2002. During the year, the Company paid $80 million of its $310 million bank loan and paid dividends of $93.7 million.

Cash generated from the Group's operations and the funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs and planned capital expenditure.

As at 31 December 2003, the Group had total borrowings of $232.8 million. Of this amount, $230 million is an unsecured Hong Kong dollar term loan at floating interest rate repayable within 2 years. The remaining $2.8 million is a bank overdraft in renminbi repayable within one year. The Group has no significant exposure to foreign exchange fluctuations.

The ratio of current assets to current liabilities was 2.3 times as at 31 December 2003 compared to 2.1 times as at 31 December 2002.

As at 31 December 2003, the Group had a gearing ratio of 5% compared with 11.2% as at 31 December 2002 calculated by dividing the total borrowings of $232.8 million (2002: $310 million) net of available cash of $159.8 million (2002: $139 million) by shareholders' funds of $1,470 million (2002: $1,528.8 million).

Deferred Taxation

With effect from January 2003, the Group adopted a new accounting policy for deferred tax to comply with Hong Kong SSAP 12 (revised) "Income Taxes". In previous years, partial provision was made for deferred tax arising from timing differences using the income statement liability method except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (revised) requires the adoption of a balance sheet liability method, whereby deferred tax liabilities are recognised in full in respect of all temporary differences while deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilised.

The new accounting policy has been applied retroactively, resulting in prior year adjustments. The opening retained earnings as at 1 January 2003 was reduced by $8,313,000 (2002: $14,532,000) representing the cumulative effect of the change in policy on retained earnings prior to 2003. The opening asset revaluation reserve as at 1 January 2003 was reduced by $178,000 (2002: $186,000), representing the deferred tax liability recognised in respect of the asset revaluation surplus on the Group's land and building. The net deferred tax liabilities and minority interests as at 31 December 2002 were restated at $91,248,000 and $8,692,000, respectively.

For the year ended 31 December 2002, profit and loss accounts and asset revaluation reserve were credited by $6,219,000 and $8,000 respectively.

6

PROSPECTS

PROSPECTS

In the near term, our performance will be driven by the overall performance of the Hong Kong economy. In the last quarter of 2003, the economy rebounded strongly and the momentum continued in early 2004. Advertising and circulation sales have improved but the pace and strength of the recovery remains uncertain.

Our priorities in 2004 include:

- Maintaining the quality of our franchise. We take great pride in our newspapers and the important role it plays as a voice in the community. Regardless of the operating environment, we will strive to be relevant to our readers, provide the best platform for our advertisers, and maintain long-term relationships with our clients.
- Revenue growth and profitable market share. In our core publishing business, we will launch aggressive marketing and promotion campaigns to drive growth in readership and advertising. We will continue to introduce new and creative advertising formats and strive to drive revenue at each customer interaction. In our other businesses, we will continue to seek efficiency gains and find new ways of increasing profitability.
- Cost management. We will remain focused on disciplined cost control in all our businesses. Our recent and continuing investments in technology are lowering our cost base and improving efficiency. We will continue to take actions necessary to add to our bottom line in the years ahead.

Our long-term focus remains unchanged and on track: delivering relevant content to our readers, offering new platforms and enhancing our ability to serve our advertisers, and making strategic investments to enhance the value of our existing assets or extend our brand. These strategies combined with strong financial discipline place us in a strong position to pursue opportunities for growth as they arise.

DIVIDEND DISTRIBUTION

The Directors recommend the payment of a final dividend distribution from the contributed surplus account of the Company of HK4 cents per share (2002: HK4 cents) to shareholders whose names appear on the Register of Members of the Company on Friday, 21 May 2004. This final dividend distribution, together with the interim dividend distribution of HK2 cents per share, will make a total dividend distribution of HK6 cents per share for the year ended 31 December 2003. The proposed final dividend distribution, if approved, will be paid on Tuesday, 25 May 2004.

BOOK CLOSURE

The Register of Members of the Company will be closed from Tuesday, 18 May 2004 to Friday, 21 May 2004, both days inclusive. All transfer of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 17 May 2004 so as to qualify for the final dividend distribution.

EMPLOYEES

The Group has approximately 1,247 employees as at 31 December 2003. The Group remunerates its employees largely based on industry practice and also adopts a share option scheme for employees with awards determined annually based on the performance of the Group and individual employees.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Board of Directors and Management are committed to uphold the Group's obligations to shareholders and the community. We regard the promotion and protection of shareholders' interests as one of our business priorities.

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-laws.

SHAREHOLDER RELATIONS

The Board and senior management recognise their responsibility to look after the interests of the shareholders. Shareholder relations play an integral part in corporate governance. The Group keeps shareholders informed of its performance, operations and significant business developments in a number of ways:

- We report on financial and operating performance to shareholders bi-annually through interim and annual reports.
- We give shareholders the opportunity to raise concerns at annual general meetings.
- Shareholders may visit our website (www.scmpgroup.com) for up-to-date financial and other information about the SCMP Group and its activities.
- We host analyst briefings twice a year after the interim and final results are released.
- Senior management meets regularly with investors to provide information about the Group's performance and business activities. During 2003, senior management held twenty group and one-on-one investor meetings.

AUDIT COMMITTEE

The Audit Committee has been established since 1998 with written terms of reference. The Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli. Two meetings were held by the Audit Committee during the year.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 30 March 2004

Detailed final results containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course. The Annual Report of the Company will be dispatched to shareholders before end of April 2004.

* *For identification purpose only*

Ming Pao Daily News B7 31 March 2004

SCMP Group Limited

SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

截至二零零三年十二月三十一日止年度之末期業績

末期業績

SCMP集團有限公司(「本公司」)董事會欣然宣佈,本公司及其集團公司(「本集團」)截至二零零三年十二月三十一日止年度之經審核綜合末期業績如下:

綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 (經重列) 港幣千元
營業額	2	1,279,996	1,364,925
其他收入	3	4,091	8,739
員工成本		(368,799)	(417,177)
生產原料/銷售成本		(410,416)	(427,582)
租金及設施		(83,456)	(97,973)
折舊及攤銷		(83,261)	(78,996)
廣告及宣傳		(15,259)	(31,465)
其他經營開支		(153,117)	(133,979)
		(1,110,217)	(1,178,433)
重估投資物業之虧絀		(112,046)	(75,061)
出售聯營公司投資之虧損		(2,612)	—
出售長期投資股份之虧損		(2,267)	—
資產減值撥備		(780)	—
出售附屬公司之收入		600	25,136
		(117,105)	(49,925)
經營業務所得盈利		52,674	136,567
財務費用		(5,194)	(1,097)
經營盈利		47,480	135,470
應佔聯營公司盈利減虧損		3,981	4,952
應佔共同控制企業虧損		(4,048)	(5,624)
除稅前盈利		47,413	134,798
稅項	4, 1(b)(iv)	(41,674)	(22,654)
除稅後盈利		5,739	112,144
少數股東權益	1(b)(iv)	(3,977)	(3,378)
股東應佔盈利	1(b)(iv)	1,762	108,766
股息分派	7	93,657	124,876
每股盈利	5		
基本		0.11港仙	6.38港仙
攤薄		不適用	不適用

綜合資產負債表

二零零三年十二月三十一日

	附註	二零零三年 港幣千元	二零零二年 (經重列) 港幣千元
非流動資產			
無形資產		33,172	14,130
固定資產		1,347,348	1,507,475
界定利益計劃之資產		27,070	37,858
聯營公司之權益		37,425	41,875
共同控制企業之權益		7,527	9,375
長期投資股份		128,320	128,523
		1,580,862	1,739,236
流動資產			
存貨		40,618	43,172
應收款項		162,182	155,326
預付費用,按金及其他應收賬款		42,994	49,146
銀行結餘及存款		159,804	138,992
		405,598	386,636
流動負債			
應付款項及應計負債		148,292	169,533
應付稅項		5,817	1,360
預收訂閱費		22,931	16,285
有抵押銀行透支		2,814	—
		179,854	187,178
流動資產淨值		225,744	199,458
總資產減流動負債		1,806,606	1,938,694
非流動負債			
少數股東權益	1(b)(iii)	9,677	8,692
無抵押計息銀行貸款		230,000	310,000
遞延稅項	1(b)(iii)	96,905	91,248
		336,582	409,940
		1,470,024	1,528,754
資本及儲備			
股本		156,095	156,095
儲備	6	1,251,491	1,310,221
擬派末期股息分派	6	62,438	62,438
		1,313,929	1,372,659
		1,470,024	1,528,754

1. **本集團截至二零零二年十二月三十一日止年度之綜合資產負債表及損益表之重列報表**

由於本集團於本申報期間採納香港會計師公會頒佈之經修訂會計實務準則，故此若干數字已予重列。有關變動如下：

(a) ***遞延稅項***

截至二零零二年十二月三十一日止年度，若負債於可見之將來有可能實現，則會就所有重大時差按負債法作出遞延稅項撥備。除非遞延稅項資產能夠毫無疑問實現，否則不予確認。

由二零零三年一月一日起，本集團採納會計實務準則第12號（經修訂）「所得稅」，據此，遞延稅項按資產及負債之稅基（即該等資產及負債課稅金額）與其在賬目中之賬面值之暫時差異採用負債法作出全面撥備。

採納會計實務準則第12號（經修訂）為一項具有追溯效力之會計政策變動，有關之影響及變動如下：

於二零零二年十二月三十一日之綜合資產負債表之變動：

(i) 保留盈利減少8,313,000港元
(ii) 資產重估儲備減少178,000港元
(iii) 資產淨值減少8,491,000港元

於截至二零零二年十二月三十一日止年度之綜合損益表之變動：

(iv) 稅項減少6,230,000港元
(v) 少數股東權益增加11,000港元

(b) ***本集團截至二零零二年十二月三十一日止年度之綜合資產負債表及損益表之重列報表概要：***

(i) 於二零零二年十二月三十一日之保留盈利

	附註	港幣千元
如前呈報		117,959
會計實務準則第12號（經修訂）之調整	1(a)(i)	(8,313)
經重列		109,646

(ii) 於二零零二年十二月三十一日之資產重估儲備

	附註	港幣千元
如前呈報		1,503
會計實務準則第12號（經修訂）之調整	1(a)(ii)	(178)
經重列		1,325

(iii) 於二零零二年十二月三十一日之資產淨值

	附註	遞延稅項 港幣千元	少數股東權益 港幣千元	總計 港幣千元
如前呈報		(82,770)	(8,679)	(91,449)
會計實務準則第12號（經修訂）之調整	1(a)(iii)	(8,478)	(13)	(8,491)
經重列		(91,248)	(8,692)	(99,940)

(iv) 於截至二零零二年十二月三十一日止年度之股東應佔盈利

	附註	稅項 港幣千元	少數股東權益 港幣千元	股東應佔盈利 港幣千元
如前呈報		(28,884)	(3,367)	102,547
會計實務準則第12號（經修訂）之調整	1(a)(iv)及(v)	6,230	(11)	6,219
經重列		(22,654)	(3,378)	108,766

2. **營業額、收入及分部資料**

本公司於本年度為投資控股公司。本集團於截至二零零三年十二月三十一日止年度之主要業務包括出版、印刷及分銷《南華早報》、《星期日南華早報》及其他印刷及網上刊物、零售業務、錄像及影片後期製作，以及物業投資。

本集團於本年度之營業額及經營盈利貢獻分析如下：

	營業額 二零零三年 港幣千元	營業額 二零零二年 港幣千元	經營盈利之貢獻 二零零三年 港幣千元	經營盈利之貢獻 二零零二年 港幣千元
報章、雜誌及其他刊物	773,830	831,775	79,116	109,750
零售	398,620	418,641	(668)	(1,609)
投資物業	81,401	79,747	(32,965)	17,197
錄像及影片後期製作	20,208	19,493	(2,301)	(3,761)
娛樂及教育服務	5,937	15,269	4,298	13,893
總計	1,279,996	1,364,925	47,480	135,470

3

3. 其他收入

	二零零三年 港幣千元	二零零二年 港幣千元
上市證券投資之股息收入	1,427	2,462
利息收入	1,543	4,958
其他	1,121	1,319
總計	4,091	8,739

4. 稅項

	二零零三年 港幣千元	二零零二年 （經重列） 港幣千元
公司及附屬公司：		
香港利得稅	34,427	26,235
海外稅項	231	—
有關暫時差異所產生及撥回之遞延稅項	(2,881)	(4,566)
稅率調高所引致之遞延稅項	8,538	—
	40,315	21,669
以下各項之應佔稅項：		
聯營公司	1,337	985
共同控制企業	22	—
稅項支出	41,674	22,654

香港利得稅乃以年內估計賺取之應課稅盈利按17.5%（二零零二年：16%）稅率計算。於二零零三年，政府頒佈將二零零三／二零零四財政年度之利得稅稅率由16%改為17.5%。

5. 每股盈利

每股基本盈利乃根據年內股東應佔盈利1,762,000港元（二零零二年經重列：108,766,000港元）及於年內已發行之股份加權平均數1,560,945,596股（二零零二年：1,704,448,053股）計算。

年內由於並無攤薄影響，故並無呈列每股攤薄盈利。

6. 儲備及擬派末期股息分派

集團	股份溢價 港幣千元	繳入盈餘 港幣千元	投資 重估儲備 港幣千元	資產 重估儲備 港幣千元 （附註 (1)(b)(ii))	滙兌儲備 港幣千元	保留盈利 港幣千元 （附註 (1)(b)(i))	總計 港幣千元
於二零零三年一月一日 如前呈報	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
採納會計實務準則 第12號（經修訂）之影響	—	—	—	(178)	—	(8,313)	(8,491
經重列	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
長期投資股份公平價值之變動	—	—	29,796	—	—	—	29.796
於出售時變現之重估儲備	—	—	(1,212)	—	—	—	(1,212
於出售時變現之滙兌儲備	—	—	—	—	2,165	—	2,165
綜合賬目時產生之滙兌差額	—	—	—	—	2,416	—	2,416
年內盈利	—	—	—	—	—	1,762	1,762
二零零二年末期股息分派	—	(62,438)	—	—	—	—	(62,438
二零零三年中期股息分派	—	(31,219)	—	—	—	—	(31,219
於二零零三年十二月三十一日 （附註(a))	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929

附註：

(a) 截至二零零三年十二月三十一日止年度之擬派末期股息分派62,438,000港元將由本公司繳入盈餘中支付。

7. 股息分派

	二零零三年 港幣千元	二零零二年 港幣千元
中期股息分派每股2港仙 （二零零二年：4港仙）	31,219	62,438
擬派末期股息分派每股4港仙 （二零零二年：4港仙）	62,438	62,438
	93,657	124,876

管理層討論及分析

主要業務

SCMP集團於二零零三年為投資控股公司，主要業務包括出版報章、雜誌及書籍、零售、其他業務以及投資項目。

財務摘要

- 總營業額：1,280百萬港元
- 股東應佔盈利：1.8百萬港元
- 重估物業虧絀前盈利：113.8百萬港元
- 每股盈利：0.11港仙
- 重估物業虧絀前每股盈利：7.29港仙
- 未計利息、稅項、折舊及攤銷之盈利：259.8百萬港元
- 未計利息、稅項、折舊及攤銷之邊際盈利：20.3%

本集團之經營業績

本集團於截至二零零三年及二零零二年十二月三十一日止年度之綜合經營業績如下：

（百萬港元，每股之金額除外）	二零零三年	二零零二年（經重列）
營業額	1,280.0	1,364.9
員工成本	(368.8)	(417.2)
生產原料／銷售成本	(410.4)	(427.6)
租金及設施	(83.5)	(98.0)
廣告及宣傳	(15.3)	(31.4)
其他經營開支	(142.2)	(134.0)
經營成本（未計折舊及攤銷）	(1,020.2)	(1,108.2)
未計利息、稅項、折舊及攤銷之盈利	259.8	256.7
折舊及攤銷	(83.2)	(79.0)
重估投資物業之虧絀	(112.0)	(75.0)
財務費用	(5.2)	(1.1)
出售長期投資股份之虧損	(2.3)	—
出售附屬公司及聯營公司之（虧損）／收入	(2.0)	25.1
資產減值撥備	(0.8)	—
辦公室搬遷開支	(10.9)	—
其他收入	4.1	8.8
經營盈利	47.5	135.5
股東應佔盈利	1.8	108.8
每股盈利（港仙）		
基本	0.11	6.38
攤薄	不適用	不適用

本集團於二零零三年面對極具挑戰性之經營環境。非典型肺炎爆發進一步打擊持續疲弱之經濟，儘管如此，二零零三年核心業務之業績卻較預期良好，原因為第四季之商業廣告及商業通告收入迅速回升、生產成本減少及經營開支大幅下降所致。

本集團之營業額由二零零二年之1,364.9百萬港元減少至二零零三年之1,280百萬港元，減幅為6%。股東應佔盈利為1.8百萬港元。根據年內之已發行加權平均股數1,560,945,596股（二零零二年：1,704,448,053股）計算，每股盈利為0.11港仙。

二零零三年之呈報盈利包括下列各項：

- 重估投資物業之虧絀112百萬港元；
- 辦公室搬遷開支10.9百萬港元；
- 有關遞延稅項之會計準則及公司稅率之變動所產生之費用8.5百萬港元；
- 出售長期投資股份之虧損2.3百萬港元；
- 出售附屬公司及聯營公司之虧損2百萬港元；及
- 資產減值撥備0.8百萬港元

重估物業虧絀前之股東應佔盈利為113.8百萬港元或每股盈利7.29港仙。

面對業務倒退，本集團推行了多項節省成本措施。經營成本減少7%或83.8百萬港元。由於本集團由二零零三年六月至十二月實行一次性自願減薪計劃、削減年終花紅及將員工人數由二零零二年之1,293人減至二零零三年之1,247人，員工成本減少12%或48.4百萬港元。生產成本減少4%或17.2百萬港元。二零零三年之新聞紙平均成本由二零零二年之每公噸494美元下降15%至每公噸420美元。由於廣告量減少，新聞紙消耗量亦減少6%。於二零零三年六月出售「*健怡坊*」、於二零零二年出售教育業務及於六月搬遷辦公室所節省之開支令租金及設施開支減少15%或14.5百萬港元。本集團現有之辦公室租約於二零零三年十一月以較低之租金續約，將可進一步節省開支。因不明朗及困難之經營環境，廣告與宣傳開支亦削減51%或16.1百萬港元。

業務分部之貢獻

本集團之出版業務佔營業額60%，佔未計利息、稅項、折舊及攤銷之盈利66%，另佔重估物業虧絀前之經營盈利50%。零售業務佔營業額31%，而於未計利息、稅項、折舊及攤銷之盈利中所佔比率則輕微。投資物業佔營業額6%，佔未計利息、稅項、折舊及攤銷之盈利30%，另佔重估物業虧絀前之經營盈利49%。電視城物業之主要租賃合約已於二零零三年十二月三十一日屆滿，該項租賃合約佔投資物業收入65.8百萬港元。

業務分部之財務回顧

出版

出版收入下跌7%至773.9百萬港元，主要原因為報紙出版收入下降。由於生產成本下降及推行節省成本措施，未計利息、稅項、折舊及攤銷之盈利僅由二零零二年之176.1百萬港元稍微減少至二零零三年之172.4百萬港元。由於計入特殊項目，經營盈利減少28%至79.1百萬港元。扣除特殊項目前，經營盈利應為92.6百萬港元，減幅為16%。由於二零零三年第四季之商業廣告及商業通告收入迅速回升，業績表現較預期良好。

《南華早報》及《星期日南華早報》之報章發行收入均下跌4%。《星期日南華早報》之價格於二零零三年四月由7.00港元增加至8.00港元。

由於廣告量下跌4%及收益率下跌5%，報章廣告收入減少9%。分類廣告收入減少12%，廣告量下降7%，而收益率下降12%，部份原因為《*招職*》於二零零三年之收入貢獻較二零零二年為高。商業通告之廣告量輕微上升，原因為二零零三年年底有多項大型資本市場交易；收益率大致平穩。

雜誌出版收入保持穩定。大部份刊物在二零零三年首四個月及最後一季之表現理想，抵銷了年內其餘時間來自爆發非典型肺炎之影響。經營盈利因節省成本措施而輕微改善。

零售

零售收入下跌5%至398.6百萬港元，而經營虧損則下降至0.7百萬港元。於二零零三年年底，共經營88間「*地利店*」，而於二零零二年十二月則為83間。

於二零零三年六月一日，「*健怡坊*」及「精華貿易」業務已予出售，獲得盈利0.6百萬港元。出售之盈利抵銷了部份經營虧損。

投資物業

由於訂立新租約及露天大型廣告牌帶來額外收入，本集團投資物業之租金收入有所增加。本公司已就投資物業確認之重估虧絀為112百萬港元，其中90百萬港元與電視城物業有關。本公司將會繼續開拓各種機遇，以盡量提升電視城物業之價值，包括申請將土地用途改為主要作住宅發展之用，有關申請已取得城市規劃委員會之原則上批准。由於預期申請程序需時，本公司將繼續考慮該物業作為投資物業，有賺取租金收入之潛力。

錄像及影片後期製作

以未計利息、税項、折舊及攤銷之盈利計算，本部門已錄得盈利，其經營虧損為2.3百萬港元，收入則為20.2百萬港元。本公司現正拓展業務到中國，以把握日益擴大之優質公司錄像市場。

娛樂及教育服務

華星唱片已於二零零一年十月停止運作，惟由於市場對張國榮舊唱片之需求殷切，故於二零零三年下半年帶來版權税及唱片銷售收益。教育業務則已於二零零二年三月出售。

資本開支

本集團繼續投資新科技以改善營運效益及提升競爭力。截至二零零三年十二月三十一日止年度之資本開支為58.6百萬港元，其中：(i) 25百萬港元用於支付新編輯、廣告、發行及零售系統；(ii) 18百萬港元用於製作器材；及(iii) 8百萬港元用於翻修工程。餘下資本開支用於「*地利店*」新店舖及電腦硬件及軟件之投資。實際開支較預算低32%，主要因為爆發非典型肺炎而延遲推出新系統及押後非重要項目。

於二零零四年，本集團之資本開支預算估計為58.6百萬港元，其中38.9百萬港元撥作：(i)更換廣告、發行及零售系統，(ii)開設「*地利店*」新店舖，(iii)添置錄像影片製作器材，(iv)裝置電腦及科技相關設備及軟件。餘額19.7百萬港元用於更換項目。

流動資金及資本來源

經營業務於二零零三年十二月三十一日止年度帶來之現金淨額為214.6百萬港元，而截至二零零二年十二月三十一日止年度之現金流入淨額則為255.9百萬港元。現金主要用作支付股息、税項及資本開支。

融資於截至二零零三年十二月三十一日止年度帶來之現金流出淨額為176.7百萬港元，而截至二零零二年十二月三十一日止年度之現金流出淨額則為384.8百萬港元。年內，本公司已償還310百萬港元銀行貸款中之80百萬港元，並支付股息93.7百萬港元。

預期本集團業務所產生之現金及從外部資源可供動用之資金將足夠應付所有現金需求，包括營運資金需要及計劃之資本開支。

於二零零三年十二月三十一日，本集團之貸款總額為232.8百萬港元，其中230百萬港元為無抵押有期港元貸款，須於兩年內償還，利息按浮動利率計算；其餘2.8百萬港元為人民幣銀行透支，須於一年內償還，本集團並無重大外匯波動風險。

於二零零三年十二月三十一日，流動資產對流動負債比率為2.3倍，而於二零零二年十二月三十一日則為2.1倍。

於二零零三年十二月三十一日，本集團之資產負債比率為5%，二零零二年十二月三十一日則為11.2%，此比率乃根據總貸款232.8百萬港元（二零零二年：310百萬港元），扣除可供動用現金159.8百萬港元（二零零二年：139百萬港元），除以股東資金1,470百萬港元（二零零二年：1,528.8百萬港元）計算。

遞延税項

自二零零三年一月起，本集團採納新的遞延税項會計政策，以符合香港會計實務準則第12號（經修訂）「所得税」。以往年度，曾以收入表負債法就遞延税項提撥部分撥備，除非預期該等時差不會在可見將來抵銷。香港會計實務準則第12號（經修訂）規定採用資產負債表負債法，據此，就所有時差悉數確認遞延税項負債，而遞延税項資產乃就於未來有可能出現之應課税盈利與暫時差異抵銷而確認。

新會計政策已追溯應用，導致須作出上年度調整。於二零零三年一月一日，期初保留盈利減少8,313,000港元（二零零二年：14,532,000港元），即於二零零三年以前之保留盈利就會計政策變動之累計影響。於二零零三年一月一日之期初資產重估儲備減少178,000港元（二零零二年：186,000港元），乃就本集團之土地及樓宇資產重估盈餘而確認之遞延税項負債。於二零零二年十二月三十一日之遞延税項負債淨額及少數股東權益已分別重列為91,248,000港元及8,692,000港元。

截至二零零二年十二月三十一日止年度，損益賬及資產重估儲備已分別入賬6,219,000港元及8,000港元。

展望

短期內，本集團之業績表現仍受制於香港整體之經濟環境。於二零零三年第四季，本港經濟出現強勁反彈，復甦趨勢一直持續至二零零四年年初，廣告及報章銷量均見改善，惟經濟復甦之步伐及幅度仍未見明朗。

本集團於二零零四年優先推行之業務方針：

- 保持經營業務之卓越質素－本集團旗下報章能夠作為代表社會的一把聲音，令我們深感自豪。無論經營環境如何艱難，本集團仍會鍥而不捨，為讀者提供適切之內容，為廣告商提供最佳之宣傳渠道，並致力與客戶維持長遠合作關係。
- 爭取收入增長及具盈利之市場佔有率－本集團之核心出版業務將推出一連串積極進取之市場推廣攻勢，務求吸納更多讀者及廣告商。我們亦會繼續創新廣告版面設計，並充分利用每次與客戶聯繫之機會爭取收入。此外，本集團仍會致力提高其他業務之營運效率，積極物色能夠提高盈利之新業務方案。
- 成本管理－本集團將繼續執行嚴謹之成本控制措施。本集團最近及持續投資提升生產技術，此舉不但有效減低整體成本，還有助提高營運效率。我們將繼續採取必要措施，進一步鞏固未來之經營業績。

本集團的長遠目標仍然不變，並繼續按計劃進行：為讀者提供適切之內容、為廣告商提供新平台及更佳之服務，進行策略性投資以提高現有資產之價值或擴展本集團之品牌。此等策略加上嚴謹之財務控制，使本集團處於有利位置以把握任何增長機會。

股息分派

董事建議從繳入盈餘賬中派發末期股息分派每股4港仙（二零零二年：4港仙），予於二零零四年五月二十一日（星期五）名列本公司股東名冊之股東。末期股息分派加上已派發之中期股息分派每股2港仙，將令截至二零零三年十二月三十一日止年度所派發之股息分派總額為每股6港仙。擬派末期股息分派如獲批准，將於二零零四年五月二十五日（星期二）派發。

暫停股票過戶登記

本公司將由二零零四年五月十八日（星期二）至二零零四年五月二十一日（星期五），包括首尾兩天，暫停辦理股票過戶登記手續。為確保合符資格收取末期股息分派，所有過戶文件連同有關股票，必須於二零零四年五月十七日（星期一）下午四時前送達香港皇后大道東183號合和中心19樓本公司香港股票過戶分處香港中央證券登記有限公司，辦理過戶登記手續。

僱員

本集團於二零零三年十二月三十一日僱用約1,247名員工。本集團員工之薪酬大致上按照行業慣例釐定，並採納一項僱員購股權計劃，根據本集團之業績及員工個別之工作表現每年授出購股權。

購買、出售或贖回本公司股份

年內，本公司或其任何附屬公司均無購買、出售或贖回本公司任何股份。

公司管治

董事會及管理層一直致力積極履行本集團對股東及社會之責任。本集團於發展業務時，定必優先考慮如何提升及維護股東權益，並深信此舉極其重要。

除了非執行董事並無固定任期（惟須根據本公司之公司細則輪值告退及重選）外，本公司於本年內均一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

與股東之關係

董事會及高級管理層明白到，本身有責任照顧股東之利益，而集團與股東之關係乃公司管治不可或缺之一環。本集團透過以下多種方式向股東匯報業績表現、營運情況及重大業務發展：

- 本公司透過中期及週年報告，每年向股東匯報財務及經營表現兩次。
- 本公司亦讓股東有機會於股東週年大會上提出所關注之事宜。
- 歡迎各股東瀏覽本公司網站(www.scmpgroup.com)，查閱有關SCMP集團及其業務之最新財務及其他資料。
- 本公司每年均會與分析員召開兩次招待會，分別在公佈中期及全年業績後舉行。
- 高級管理層亦會定期召開投資者會議，提供有關本集團之業績表現及經營業務之資料。於二零零三年，高級管理層共舉行二十次集體及個別之投資者會議。

審核委員會

審核委員會自一九九八年成立，訂有書面職權範圍。審核委員會現時成員包括兩位獨立非執行董事利定昌先生及夏佳理先生。本年內，審核委員會舉行了兩次會議。

代表董事會
主席
郭孔演

香港，二零零四年三月三十日

載有香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第45(1)至45(3)段規定之所有資料之末期業績詳情將於適當時候在聯交所網站刊登。本公司之年報將於二零零四年四月底前寄發予股東。

* *僅供識別*

South China Morning Post

Business B7

31 March 2004

04 APR 13 7:21

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock code: 583)

Annual General Meeting

Notice is hereby given that an Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2004 at 11:00 a.m. to transact the following ordinary businesses:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2003;
2. To approve the payment of a final dividend distribution from the contributed surplus account;
3. To re-elect retiring Directors and authorise the Board to fix Directors' fee;
4. To re-appoint Auditors and authorise the Directors to fix their remuneration;

and by way of special business to consider and if thought fit, pass the following resolutions of which Resolution 5 will be proposed as a Special Resolution and Resolutions 6, 7 and 8 will be proposed as Ordinary Resolutions:

5. To amend the Bye-Laws of the Company;
6. To give a general mandate to the Directors to issue and allot shares;
7. To give a general mandate to the Directors to repurchase shares; and
8. To give a general mandate to the Directors to add repurchased shares to the share issue general mandate.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 30 March 2004

NOTES:

(1) This is a summary of the full text of the Notice of Annual General Meeting. The full text of the Notice will be contained in a Circular to shareholders giving information about the businesses to be conducted at the Meeting. The Circular will be despatched to shareholders together with the Annual Report of the Company for the year ended 31 December 2003 before end of April 2004.

(2) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not also be a member.

(3) Forms of proxy must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong not later than 11:00 a.m. on Saturday, 22 May 2004. Completion and return of the form of proxy will not preclude a member from attending and voting in person.

(4) The Register of Members will be closed from Tuesday, 18 May 2004 to Friday, 21 May 2004, both dates inclusive, during which period no transfer of shares of the Company will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 17 May 2004 so as to qualify for attending the Annual General Meeting.

* *For identification purpose only*

Ming Pao Daily News

B6

31 March 2004

04 APR 13 AM 7:21

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

股東週年大會

茲通告SCMP集團有限公司股東週年大會謹訂於二零零四年五月二十四日(星期一)上午十一時正，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列一般事項：

1. 省覽截至二零零三年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告；
2. 通過從繳入盈餘賬中派發末期股息分派；
3. 重新選舉任期屆滿之董事，並授權董事會釐訂董事酬金；
4. 重新委聘核數師，並授權董事釐訂其酬金；

及作為特別事項，考慮並酌情通過下列決議案，其中第5項決議案為特別決議案，第6、7及8項決議案為普通決議案：

5. 修改本公司之公司細則；
6. 給予董事一般性授權以增發股份；
7. 給予董事一般性授權以購回股份；及
8. 給予董事一般性授權使增發股份之授權可加上購回股份之數額。

承董事會命
公司秘書
梁慧寶

香港，二零零四年三月三十日

附註：

(1) 此乃股東週年大會通告全文之摘要。通告全文將刊載於一份予股東之通函。該通函載列股東週年大會將處理事項之詳情，並將於二零零四年四月底前連同本公司截至二零零三年十二月三十一日止年度之年報寄發予股東。

(2) 凡有權出席及在上述大會投票之股東可委派一位或多位代表出席及投票，代表人無須為本公司股東。

(3) 代表委託書須於二零零四年五月二十二日(星期六)上午十一時前送達香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席及投票。

(4) 本公司將由二零零四年五月十八日(星期二)至二零零四年五月二十一日(星期五)，首尾兩天包括在內，暫停辦理股票過戶登記手續。為確保可出席股東週年大會，所有過戶文件連同有關股票，必須於二零零四年五月十七日(星期一)下午四時前送達本公司在香港之股票過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓，辦理過戶登記手續。

* 僅供識別